INVEST IN **PJ WASHINGTON INC.**

Invest with NBA Rising Star, PJ Washington Jr. of the Charlotte Hornets



sportblx.com/pj-washington   New York NY

| Technology | Sports | Fin Tech | Black Founder | Nba |

OVERVIEW   DETAILS   UPDATES   WHAT PEOPLE SAY `20`   ASK A QUESTION `6`

Highlights

(1)   PJ WASHINGTON Inc. intends to revolutionize fan engagement.

(2)   Preferred stock dividends accrue at 5% a year, payable in preference to common stock.

(3)   Be part of sports finance history with a new alternative asset class.

(4)   Each purchased share comes with an NFT (non-fungible token) digital collectible!

(5)   Invest with a professional athlete and potentially generate income with a unique sports asset.

(6)   Any additional declared dividends are paid pro rata with common stock.

(7)   These types of investment opportunities are traditionally reserved only for institutions.

(8)   Diversify your portfolio with a potential yield that has low stock market correlation.

Our Team



Paul Washington   CEO

CEO at PJ WASHINGTON, Inc. Father of PJ Washington, Jr. (the Athlete)

The goal of PJ WASHINGTON, Inc. is to revolutionize fan engagement, change the investment landscape, and increase financial literacy. This company unlocks sports asset ownership for the common fan and provides them access to an income generating product normally reserved for institutions.



Leland Hardy Board Member

Mr Hardy is a sports agent with a history of working with and advising sports greats from tennis to boxing to golf. He was the Business Advisor to Richard, Venus & Serena Williams, as well as Muhammad Ali. See: http://bit.ly/HardyTrueInsideStory



Cesar A Baez Board Member

Mr. Baez brings more than 30 years of senior executive responsibilities in private equity, asset management, media and investment banking. Currently he is Managing Partner of SOELA Partners LLC., a private equity advisory firm.

SEE MORE

INVEST WITH AN NBA RISING STAR

PJ WASHINGTON, Inc. unlocks sports asset ownership for a fan or investor and provides access to an income-generating security with potential upside from the corporation's earnings. In addition, all investors will receive an exclusive PJ Washington Jr. NFT digital collectible which could itself dramatically increase in value.

HOW INVESTORS EARN MONEY

You are investing in preferred stock of SportBLX/PJ WASHINGTON Inc. (the "Company"or "PJ WASHINGTON, Inc."), a company that focuses on generating profits from creating an NFT marketplace, non-exclusive services in brand management, wealth management, strategic investments, data analytics, consulting, and other businesses operations associated with PJ Washington Jr. and his company PJW LTD. PJW LTD. was established as a savings and investment vehicle for PJ Washington Jr.'s future earnings.

Additionally, PJ Washington, Inc. may invest in Promissory Notes issued by PJW LTD. Income from these promissory notes will add to the revenues of the corporation. Net proceeds of the offering may also be invested in limited partnership interests of The Athlete Empowerment Fund, LP ("AEP"), which is managed by SportBLX Asset Management LLC.

Preferred stock dividends accrue at 5% a year, payable in preference to common stock as and when declared by the board, plus any additional declared dividends from business operations are paid pro rata with common stock.

Preferred shares will be redeemed on June 6, 2030, or earlier at the option of the company, at the original issue price plus all accrued and unpaid dividends.

ABOUT PJ WASHINGTON JR.

PJ Washington Jr. (the "Athlete") is an American professional basketball player for the Charlotte Hornets of the National Basketball Association. PJ was born in Louisville, KY and grew up in Dallas, TX. He was drafted in the first round (12th overall) in the 2019 NBA draft and played college basketball for the Kentucky Wildcats under head coach John Calipari.

Wildcats under head coach John Calipari.

PJ was an NCAA All-American in 2019 at the University of Kentucky. In his first NBA game, the 21-year-old made 7 three-pointers, the most in a debut in NBA history. PJ was selected to the 2020 NBA Rising Stars game alongside players such as Luka Doncic, Trae Young, and Zion Williamson. PJ continued to build on his rookie season with a solid second season with the Charlotte Hornets. PJ improved on almost all measurable stats in year two and will look to continue that progress in the coming seasons.

How Is PJ Washington Jr. Involved?

PJ Washington Jr. is a shareholder of PJ WASHINGTON Inc. The Company was formed for the purposes of developing the brand of the Athlete, growing his income streams, and identifying additional revenue sources. The Company aims to provide sports fans with a unique opportunity to participate in the ownership and growth of the career of this dynamic athlete.

The Athlete also has a savings and investment agreement with PJW LTD., which is issuing Promissory Notes that PJ WASHINGTON, Inc. may invest in. PJW LTD. has provided the Athlete with capital upfront in return for fixed periodic payments. Investors in PJW LTD. Promissory Notes are contracted to receive fixed income returns.


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HOW DOES IT WORK?

PJ WASHINGTON, Inc. is different from companies you typically encounter on crowdfunding platforms such as Wefunder.

In the case of PJ WASHINGTON, Inc., the public has access to invest in a unique sports asset ordinarily reserved for institutions and or high-net worth investors. This investment is associated with an NBA Rising Star. Investors are purchasing an interest in PJ WASHINGTON, Inc., which is being offered on the SportBLX platform for accredited investors (Reg D) and here on Wefunder for non-accredited investors (Reg CF). Preferred stock dividends accrue at 5% a year, payable in preference to common stock as and when declared by the board, plus any additional declared dividends from business operations are paid pro rata with common stock. Preferred shares will be redeemed on June 6, 2030, or earlier at the option of the company, at the original issue price plus all accrued and unpaid dividends. The company's business operations focus on generating profits from an economic interest in the General Partner of the Athlete Empowerment Fund (AEF), creating an NFT marketplace, non-exclusive services in brand management, wealth management, strategic investments, data analytics, consulting, and other businesses operations associated with PJ Washington Jr. and his company PJW LTD.

Money raised from this offering will go towards value generation to the long-term benefit of PJ Washington Jr., and shareholders.

Benefits for fans and investors

- Fans have traditionally shown their passion for sports through ticket sales, merchandise sales, and more recently, fantasy sports. All of this engagement is indirect; fans cannot increase their financial well-being through their favorite teams and athletes. PJ WASHINGTON, Inc. and SportBLX desire to change this paradigm by allowing fans to invest alongside their favorite athletes.

- Investors have an opportunity to invest with a professional athlete and potentially generate income with a unique sports asset.

- Investors can potentially diversify their portfolio with a yield that has low stock market and interest rate correlation.

- Investor perks include, but are not limited to, receiving an official PJ Washington Jr. digital collectible (NFT), exclusive PJ Washington Jr. and PJ WASHINGTON, Inc. content, investor-only giveaways, and events.

Benefits for the athlete

- Enhanced fan engagement! PJ will be able to connect and directly interact with those that have invested with him.

- More resources to further his career off-the-court and additional capital generated to his long-term benefit, creating financial security for PJ and his family beyond his basketball career.

- PJ can prepare for as much as 60+ years after his athletic career and protect himself against inflation and economic uncertainties.

- PJ greatly reduces his risk of succumbing to the fate of far too many athletes who struggle financially after their athletic career ends.

JOIN US IN MAKING SPORTS FINANCE HISTORY!

